82-1090

CONSOLIDATED MERCANTILE INCORPORATED

INTERIM REPORT

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED BALANCE SHEET

(Unaudited)

	September 30 2003	December 31 2002
ASSETS		
CURRENT		
Cash and short-term investments	$ 691,990	$ 5,685,261
Accounts and notes receivable	46,894,125	30,224,885
Due from joint venture	1,520,370	491,420
Income taxes receivable	66,517	737,646
Inventories	48,581,894	24,533,043
Prepaid expenses	2,393,954	1,033,661
Future income taxes	1,238,975	1,380,655
	101,387,825	64,086,571
INVESTMENTS	495,030	493,964
PROPERTY, PLANT AND EQUIPMENT	52,407,971	54,045,508
FUTURE INCOME TAXES	1,051,135	1,055,722
INTANGIBLE AND OTHER ASSETS	3,815,376	3,659,934
	$ 159,157,337	$ 123,341,699
LIABILITIES		
CURRENT		
Bank indebtedness	$ 24,490,481	$ 2,721,360
Accounts payable and accruals	45,293,970	29,572,282
Income taxes payable	2,721,546	4,589,704
Current portion of long-term debt	6,224,837	5,206,779
	78,730,834	42,090,125
LONG-TERM DEBT	24,446,879	30,493,061
NON-CONTROLLING INTEREST	30,280,271	24,975,449
FUTURE INCOME TAXES	4,136,770	4,592,548
	137,594,754	102,151,183
SHAREHOLDERS' EQUITY		
CAPITAL STOCK	2,597,658	2,362,086
CONTRIBUTED SURPLUS	59,411	59,411
TRANSLATION ADJUSTMENT	(733,207)	561,559
RETAINED EARNINGS	19,638,721	18,207,460
	21,562,583	21,190,516
	$ 159,157,337	$ 123,341,699

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS

(Unaudited)

	Nine months ended September 30		Three months ended September 30	
	2003	2002	2003	2002
SALES	$ 189,032,757	$ 173,271,918	$ 78,970,022	$ 60,583,497
COST OF SALES	143,005,007	130,443,666	60,150,258	45,666,079
	46,027,750	42,828,252	18,819,764	14,917,418
OTHER INCOME				
Interest income	61,667	13,675	27,544	1,146
EXPENSES				
Selling and administrative	30,808,193	27,205,035	12,456,384	8,896,415
EARNINGS FROM OPERATIONS	15,281,224	15,636,892	6,390,924	6,022,149
Amortization	6,700,617	6,612,782	2,173,715	2,170,017
Interest on long-term debt	1,107,308	1,253,818	328,607	305,669
Loss on extinguishment of long-term debt	-	432,140	-	-
	7,807,925	8,298,740	2,502,322	2,475,686
EARNINGS BEFORE INCOME TAXES AND UNDERNOTED ITEMS	7,473,299	7,338,152	3,888,602	3,546,463
Income taxes	3,191,175	3,148,676	1,673,365	1,516,655
EARNINGS BEFORE UNDERNOTED ITEMS	4,282,124	4,189,476	2,215,237	2,029,808
Non-controlling interest	(2,405,717)	(2,606,140)	(1,274,556)	(1,185,655)
Equity in earnings (loss) of investee	1,065	14,983	(4,534)	353
Loss on disposal of investment	-	(62,182)	-	-
	(2,404,652)	(2,653,339)	(1,279,090)	(1,185,302)
NET EARNINGS FOR THE PERIOD	1,877,472	1,536,137	936,147	844,506
RETAINED EARNINGS, beginning of period	18,207,460	15,354,142	18,702,574	16,045,773
Excess of cost of shares purchased for cancellation over stated value	(446,211)	-	-	-
RETAINED EARNINGS, END OF PERIOD	$ 19,638,721	$ 16,890,279	$ 19,638,721	$ 16,890,279
EARNINGS PER SHARE				
Basic	$ 0.37	$ 0.30	$ 0.19	$ 0.17
Fully diluted	$ 0.34	$ 0.27	$ 0.17	$ 0.15
Weighted average number of common shares				
Basic	4,866,474	4,863,810	4,872,910	4,863,810
Fully diluted	5,269,858	5,332,961	5,247,406	5,377,222

Notes to Interim Financial Statements

Results of operations were impacted by the expected seasonality of certain of the products sold.

The Company's consolidated subsidiary, Polyair Inter Pack Inc., acquired certain swimming pool and pool equipment assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. The assets acquired include the Atlantic Pools trade names and other brand names as well as related accounts receivable, inventory, machinery, land and building together with a license to use the Jacuzzi trademark on certain products. The purchase price of US$41.2 million (subject to adjustment) has been financed through Polyair's operating line of credits and the issuance of a six-year 6% convertible note to the seller. Polyair has not yet completed the determination of fair values of the individual assets and liabilities, or its integration plans for the operations acquired. The allocation of the purchase cost to the assets and liabilities is preliminary and will change as the integration plans are finalized. No integration costs have been accrued in the preliminary purchase accounting included in consolidated financial statements.

The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited financial statements. These unaudited financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended December 31, 2002.

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

	Nine months ended September 30 2003	Nine months ended September 30 2002	Three months ended September 30 2003	Three months ended September 30 2002
OPERATING ACTIVITIES				
Net earnings for the period	$ 1,877,472	$ 1,536,137	$ 936,147	$ 844,506
Amortization	6,700,617	6,612,782	2,173,715	2,170,017
Future income taxes	(78,500)	(158,800)	(39,400)	(21,800)
Non-controlling interest	2,405,717	2,606,140	1,274,556	1,185,655
Equity in (earnings) loss of investee	(1,065)	(14,983)	4,534	(353)
Loss on disposal of investment	-	62,182	-	-
	10,904,241	10,643,458	4,349,552	4,178,025
Change in non-cash components of working capital	29,952,480	11,276,021	42,646,452	10,906,035
	40,856,721	21,919,479	46,996,004	15,084,060
FINANCING ACTIVITIES				
Increase (decrease) in bank indebtedness	22,337,464	(15,671,883)	8,423,193	(15,157,752)
Issuance of common shares	262,500	-	-	-
Issuance of convertible debentures by consolidated subsidiary	5,302,649	-	5,302,649	-
Issuance of shares by consolidated subsidiary	40,843	198,000	34,843	198,000
Purchase of common shares for cancellation	(473,139)	-	-	-
Purchase of shares of consolidated subsidiary	-	(472,761)	-	-
Purchase of shares by consolidated subsidiary for cancellation	(994,800)	(101,000)	-	-
Proceeds from long-term debt	1,999,160	4,303,629	1,749,160	4,168,629
Repayment of long-term debt	(3,856,004)	(5,639,536)	(1,587,201)	(1,259,196)
	24,618,673	(17,383,551)	13,922,644	(12,050,319)
INVESTING ACTIVITIES				
Purchase of and deposits on fixed assets	(9,296,065)	(4,980,544)	(2,845,319)	(2,032,257)
Acquisitions, net of cash	(57,506,205)	-	(57,506,205)	-
Due from joint venture	(1,028,950)	-	(439,711)	-
Other	(271,572)	(427,069)	(209,466)	(427,069)
	(68,102,792)	(5,407,613)	(61,000,701)	(2,459,326)
Effect of foreign currency translation on cash balances	(2,365,873)	190,894	(127,943)	373,913
CHANGE IN CASH POSITION	(4,993,271)	(680,791)	(209,996)	948,328
Cash position at beginning of period	5,685,261	2,249,759	901,986	620,640
CASH POSITION AT END OF PERIOD	$ 691,990	$ 1,568,968	$ 691,990	$ 1,568,968
Supplemental cash flow information:				
Income taxes paid, net	$ 4,305,816	$ 1,849,027	$ (63,408)	$ 397,064
Interest paid, net	$ 1,364,535	$ 1,739,185	$ 441,606	$ 465,925

Segmented information
(in thousands of dollars)

		Nine months ended September 30 2003	Nine months ended September 30 2002	Three months ended September 30 2003	Three months ended September 30 2002
Net sales	Packaging Products	$ 94,301	$ 96,034	$ 29,320	$ 31,813
	Pool Products	59,263	37,847	39,529	17,309
	Furniture	35,469	39,391	10,121	11,461
		$ 189,033	$ 173,272	$ 78,970	$ 60,583
Operating profit	Packaging Products	$ 16,100	$ 15,123	$ 4,792	$ 4,152
	Pool Products	5,335	3,646	3,964	2,341
	Furniture	273	1,435	(226)	17
		$ 21,708	$ 20,204	$ 8,530	$ 6,510
Capital expenditures	Packaging Products	$ 7,432	$ 3,633	$ 2,327	$ 1,768
	Pool Products	742	515	252	91
	Furniture	632	410	139	78
	Corporate	490	422	127	95
		$ 9,296	$ 4,980	$ 2,845	$ 2,032
Identifiable assets	Packaging Products	$ 74,333	$ 68,911		
	Pool Products	58,278	28,244		
	Furniture	14,545	14,446		
	Corporate	12,001	8,749		
		$ 159,157	$ 120,350		

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Sales. Sales were $189.0 million for the nine month period ended September 30, 2003, an increase of 9.1% as compared to $173.2 million for the comparable 2002 period. The Company continues to achieve improvement in sales at its packaging and specialty cover units. Sales of packaging and pool products increased by 5.6% and 68.4% respectively from the comparable 2002 period. 90% of the increase in pool product sales was as a result of increased pool sales due to the addition of the Atlantic/Jacuzzi product lines purchased in May 2003. These increases were offset by a decrease in furniture sales as a result of the current economic environment for retailers.

Gross Margins. Gross margin for the nine month period ended September 30, 2003 decreased slightly to 24.3% compared with 24.7% for the comparable 2002 period.

Selling and Administrative Expenses. Selling and administrative expenses as a percentage of sales increased to 16.3% as compared to 15.7% for 2002. This increase is due to one-time costs related to the Atlantic/Jacuzzi acquisition.

Other Expenses. The Company incurred $7.8 million of other expenses for the first nine months of 2003 compared with $8.3 million for the comparable 2002 period. The decrease was due to a reduction in interest on long-term debt and the 2002 inclusion of a non-recurring loss on extinguishment of long-term debt.

Income Tax Provision. The effective tax rate was 42.7% for the nine month period ended September 30, 2003 compared to 42.9% for the comparable 2002 period. The main difference between the Company's statutory tax rate and its effective tax rate is primarily attributable to differing tax rates in foreign countries, valuation allowance and certain non-deductible expenses.

Net Earnings. The Company reported net earnings of $1,877,472 for the first nine months of 2003 compared with net earnings of $1,536,137 for the first nine months of 2002.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and the cash flow from operations.

The Company's working capital amounted to $22.7 million at September 30, 2003 compared to $22.0 million at December 31, 2002. The ratio of current assets to current liabilities was 1.29:1 at September 30, 2003 and 1.52:1 at December 31, 2002. The Company's cash on hand was $0.7 million at September 30, 2003 as compared to $5.7 million at December 31, 2002.

In May 2003, the Company's Pool Products Group acquired the swimming pool assets of Jacuzzi Inc. and Jacuzzi Leisure Products Inc. The assets acquired include the Atlantic Pool trade names and other brand names as well as the related accounts receivable, inventory, land and building together with a license to use the Jacuzzi trademark on certain products. The purchase price was financed through operating lines of credit and the issuance of a convertible note to the seller. The working capital assets purchased will be converted into cash and will pay down the majority of the line of credit used for the purchase. This acquisition is expected to be accretive to earnings, expanding the Pool Group's sales base and product lines.

The Company's total debt, net of cash and short-term investments, increased by $21.7 million at the end of the third quarter to $54.4 million compared to $32.7 million at December 31, 2002. The increase is due to the financing of the Atlantic/Jacuzzi acquisition as described above and the financing of new equipment.

At September 30, 2003, the Company's Packaging and Speciality Cover Unit had unused available borrowing capacity under its banking facility of approximately U.S. $8.6 million and the Furniture Unit had approximately $6.1 million.

During the first nine months of 2003, the Company invested approximately $9.3 million in new property, plant and equipment. Cash provided by operations before changes in working capital increased to $10.9 million from $10.6 million in 2002.